Exhibit (a)(1)(iii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell units. The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated November 10, 2020, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained therein is incorporated herein by reference. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of units in any jurisdiction in which the making or acceptance of offers to sell units would not be in compliance with the laws of that jurisdiction. If the Partnership (as defined below) becomes aware of any such jurisdiction where the making of the Tender Offer or the acceptance of units pursuant to the Tender Offer is not in compliance with applicable law, the Partnership will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Partnership cannot comply with the applicable law, the Tender Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of the Partnership by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase by

Summit Midstream Partners, LP

of

its 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000)

for an Aggregate Purchase Price of Not More Than $25,000,000.00

at a Per Unit Purchase Price of $200.00

Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), is offering to purchase for cash (the “Tender Offer”) up to $25,000,000.00 aggregate purchase price (the “Maximum Aggregate Purchase Price”) of its 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units” or “units”) upon the terms and subject to the conditions described in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The description of the Tender Offer herein is only a summary and is qualified by the terms and conditions of the Tender Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 9, 2020, UNLESS THE TENDER OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”) OR OTHERWISE TERMINATED.

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will equal $200.00 per Series A Preferred Unit (the “Per Unit Purchase Price”). Applicable withholding taxes will be deducted from payments to tendering holders.

Assuming that the Tender Offer is fully subscribed, the number of Series A Preferred Units that will be purchased at the Per Unit Purchase Price under the Tender Offer is 125,000. If the aggregate number of Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date (the “Total Tendered Amount”) exceeds the Maximum Aggregate Purchase Price, the Partnership will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, the Series A Preferred Units that will be accepted for purchase will be subject to proration, as described in the Offer to Purchase. For additional information on proration, see Section 1 of the Offer to Purchase.

The Per Unit Purchase Price does not include accrued distributions on the Series A Preferred Units. If a holder’s Series A Preferred Units are validly tendered and accepted for purchase pursuant to the Tender Offer, the holder will lose the rights of a holder of a Series A Preferred Unit, including receipt of any further distributions and the liquidation preference. Holders that tender Series A Preferred Units that are accepted will forfeit any claim to all accumulated and unpaid distributions on their Series A Preferred Units, regardless of when accumulated, whether before or after the date hereof and including any distributions that may accumulate through the settlement date for the Tender Offer.

As specified in Section 6 of the Offer to Purchase, the Tender Offer is conditioned on, among other things, that holders of at least 75,000 Series A Preferred Units validly tender (and not properly withdraw) their Series A Preferred Units prior to the Expiration Date.

None of the Partnership, Summit Midstream GP, LLC, its general partner, its Board of Directors, officers or employees, or D.F. King & Co., Inc., the tender and information agent for the Tender Offer (the “Tender and Information Agent”) makes any recommendation as to whether holders should tender any Series A Preferred Units or refrain from tendering Series A Preferred Units in the Tender Offer. Accordingly, holders must make their own decision as to whether to tender Series A Preferred Units in the Tender Offer and, if so, the number of Series A Preferred Units to tender. Participation in the Tender Offer is voluntary, and holders should carefully consider whether to participate before making their decision. The Partnership urges holders to carefully read the Offer to Purchase in its entirety, including the information incorporated by reference therein, and the Letter of Transmittal. The Partnership also urges holders to consult their own financial and tax advisors in making their own decisions on what action, if any, to take in light of their own particular circumstances.

The Partnership is making the Tender Offer in connection with its strategic plan to enhance its financial flexibility and enhance the value of its common units representing limited partner interests in the Partnership (the “Common Units”). The Partnership believes that the successful completion of the Tender Offer would be beneficial to the Partnership to (i) reduce the amount of distributions on Series A Preferred Units that the Partnership would be required to pay (currently $20.3 million in the aggregate), including the accumulated but unpaid distribution of $11.3 million for the six-month period ended June 15, 2020, before the Partnership would be able to make any distributions on the Common Units, which the Partnership believes will increase its ability to resume distributions on its Common Units in the future and consequently their market value and its ability to raise capital and (ii) reduce the Series A Preferred Units’ $125 million liquidation preference. While the Partnership believes the Tender Offer offers benefits to the Partnership and the holders of Series A Preferred Units, the Tender Offer is not equally suitable for all holders of Series A Preferred Units, and the decision as to whether to tender Series A Preferred Units in the Tender Offer will not be the same for all holders.

If the conditions to the Tender Offer have been satisfied or waived and more than the Maximum Aggregate Purchase Price of Series A Preferred Units has been validly tendered and not properly withdrawn prior to the Expiration Date, the Partnership will purchase Series A Preferred Units on the following basis:

•	First, all Series A Preferred Units owned in “odd lots” (less than 100 units) that have been validly tendered (and not properly withdrawn) prior to the Expiration Date; and

•

Second, all other Series A Preferred Units validly tendered (and not properly withdrawn) prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional units, until the Partnership has purchased units resulting in the Maximum Aggregate Purchase Price.

Therefore, because of “odd lot” priority and proration provisions described above, the Partnership may not purchase all of the Series A Preferred Units that you tender if Series A Preferred Units in excess of the Maximum Aggregate Purchase Price are validly tendered (and not properly withdrawn). If the Partnership decides not to accept some or all of a holder’s tendered Series A Preferred Units because of an invalid tender, the occurrence of the other events set forth in the Offer to Purchase or otherwise, the units not accepted by the Partnership will be returned to the holder, at the Partnership’s expense, promptly after the expiration or termination of the Tender Offer by book-entry transfer to the Partnership’s account at DTC, as applicable.

Holders wishing to tender their units must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. The proration period is the period for accepting units on a pro rata basis in the event that the Tender Offer is oversubscribed.

For purposes of the Tender Offer, the Partnership will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Tender Offer, units that are validly tendered and not properly withdrawn, only when, as and if the Partnership gives oral or written notice to the Tender and Information Agent of its acceptance of the units for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, the Partnership will accept for payment and pay the Per Unit Purchase Price per Series A Preferred Unit for all of the units accepted for payment pursuant to the Tender Offer promptly after the Expiration Date. In all cases, payment for units tendered and accepted for payment pursuant to the Tender Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Tender and Information Agent of (i) a timely book-entry confirmation of the deposit of units into the Tender and Information Agent’s account at DTC, (ii) a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or in the base of a book-entry transfer, an agent’s message, and (iii) any other required documents.

There are no guaranteed delivery procedures available with respect to the Tender Offer under the terms of the Offer to Purchase or any related materials. Holders must tender their Series A Preferred Units in accordance with the procedures set forth in the Offer to Purchase.

The Partnership reserves the right to extend the period of time that the Tender Offer is open, and delay acceptance for purchase of any Series A Preferred Units, by giving oral or written notice to the Tender and Information Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all Series A Preferred Units previously tendered pursuant to the extended Tender Offer will remain subject to the Tender Offer unless properly withdrawn. In addition, the Partnership reserves the right to (i) terminate or amend the Tender Offer and not to accept for purchase any Series A Preferred Units not previously accepted for purchase upon the occurrence of any of the events specified in Section 6 of the Offer to Purchase that have not been waived by it and (ii) amend the terms of the Tender Offer in any manner permitted or not prohibited by law.

If the Partnership terminates or amends the Tender Offer, the Partnership will notify the Tender and Information Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment. The Partnership’s reservation of the right to delay payment for units that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Partnership must pay the consideration offered or return the units tendered promptly after termination or withdrawal of the Tender Offer.

In the event that the Tender Offer is terminated, withdrawn or otherwise not consummated prior to the Expiration Date, no consideration will be paid or become payable to holders who have validly tendered their Series A Preferred Units pursuant to the Tender Offer. In any such event, the Series A Preferred Units previously tendered pursuant to the Tender Offer will be promptly returned to the tendering holders.

If the Partnership makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer, or waives a material condition of the Tender Offer, the Partnership will promptly disseminate disclosure regarding the changes to the Tender Offer and extend the Tender Offer, if required by law, to ensure that it remains open a minimum of five business days from the date the Partnership disseminates disclosure regarding the changes.

If the Partnership makes a change in the price to be paid for the Series A Preferred Units sought in the Tender Offer, the Partnership will promptly disseminate disclosure regarding the changes and extend the Tender Offer, if required by law, to ensure that the Tender Offer remains open a minimum of ten business days from the date the Partnership disseminates disclosure regarding the changes.

Holders may withdraw their tender of Series A Preferred Units at any time before the Expiration Date. In addition, if not previously returned, holders may withdraw Series A Preferred Units that are tendered that are not accepted by the Partnership for purchase after expiration of 40 business days from the commencement of the Tender Offer. For a withdrawal of units tendered through ATOP to be effective, the Tender and Information Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the Tender Offer. Any notice of withdrawal of units tendered through ATOP must specify the name and number of the account at DTC to be credited with the withdrawn Series A Preferred Units or otherwise comply with DTC’s procedures. Any Series A Preferred Units withdrawn will not have been validly tendered for purchase for purposes of the Tender Offer. Any Series A Preferred Units that have been tendered for purchase through ATOP but which are not tendered for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Tender Offer. Properly withdrawn Series A Preferred Units may be re-tendered by following one of the procedures described under Section 3 in the Offer to Purchase at any time on or before the applicable Expiration Date.

All questions as to the number of Series A Preferred Units to be accepted, the Per Unit Purchase Price to be paid for Series A Preferred Units to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Series A Preferred Units will be determined by the Partnership, in its sole discretion and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Partnership reserves the absolute right to reject any or all tenders of any Series A Preferred Units that it determines are not in proper form or the acceptance for payment of or payment for which it determines may be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Tender Offer prior to the Expiration Date with respect to all tendered Series A Preferred Units. The Partnership also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Series A Preferred Units, whether or not the Partnership waives similar defects or irregularities in the case of any other holder. No tender of Series A Preferred Units will be deemed to have been validly made until all defects or irregularities have been cured by the tendering holder or waived by the Partnership. The Partnership will not be liable for failure to waive any condition of the Tender Offer, or any defect or irregularity in any tender of Series A Preferred Units. None of the Partnership, the Tender and Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

For each Series A Preferred Unit that is tendered in the Tender Offer, the Partnership will eliminate from its Series A Preferred Unit capital account an amount equal to the sum of $1,000, the undistributed net income allocated to the Series A Preferred Unit, and an offset amount for the allocation of Series A Preferred Unit issuance costs. The amount eliminated will be replaced by an equivalent amount in the Partnership’s Common Unit capital account.

Generally, U.S. holders will be subject to U.S. federal income taxation when they receive cash from the Partnership with respect to units they tender. The treatment of the receipt of cash depends upon facts which may be unique to each holder. As to each foreign holder, U.S. federal income tax will be withheld unless such holder provides documentation pursuant to which the Tender and Information Agent, or other withholding agent, may determine that an exemption from, or reduction of, such withholding applies. All holders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Tender Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that holders should read carefully before they make any decision with respect to the Tender Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to the Tender and Information Agent at its telephone number and address set forth below. Please also direct requests for copies of the Offer to Purchase, the Letter of Transmittal to the Tender and Information Agent. The Tender and Information Agent will promptly furnish to holders additional copies of these materials at the Partnership’s expense. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

THE TENDER AND INFORMATION AGENT FOR THE TENDER OFFER IS:

The Tender and Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, New York 10005

Unitholders may call toll-free: 800-669-5550

Banks and Brokers may call: 212-269-5550

Email: smlp@dfking.com

November 10, 2020